Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

CITY NATIONAL CORPORATION

City National Corporation, a Delaware corporation (the “Corporation”) does hereby certify as follows:

FIRST:  That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted, setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article NINTH of the Restated Certificate of Incorporation of the Corporation be amended so that, as amended, said Article shall be and read as follows:

“NINTH.  The number of directors which shall constitute the whole Board of Directors shall be not less than five nor more than fourteen, and the specific number of directors shall be determined by resolution of the Board of Directors.  At each annual meeting of stockholder, directors shall be elected to hold office until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified, unless he or she shall resign, become disqualified, disabled, or shall otherwise be removed.  Until the 2014 annual meeting of stockholders, the Board shall be divided into three classes, Class I, Class II and Class III, as nearly equal in size as possible.  At the 2012 annual meeting of stockholders, the Class I directors shall be elected for a one year term expiring at the 2013 annual meeting of stockholders; at the 2013 annual meeting of stockholders, both the Class I and II directors will be elected for one year terms expiring at the 2014 annual meeting of stockholders; and at the 2014 annual meeting of stockholders, the terms of then-serving Class I, Class II and Class III directors shall expire and at such annual meeting and at each annual meeting of stockholders thereafter, all directors will be elected for one year terms expiring at the next annual meeting and shall serve until his or her successor shall be elected and qualified.  From and after the 2014 annual meeting of stockholders, the directors shall no longer be divided into classes.  Each Class I director elected at the 2012 annual meeting of stockholders shall serve for a one year term as provided herein notwithstanding that the amendments to effect the declassification of the Board of Directors as provided herein may be filed with the Secretary of State of Delaware after the 2012 annual meeting of stockholders at which such Class I director was elected and such amendments were approved and adopted by the stockholders.

Any vacancy on the Board of Directors (whether by reason of an increase in the number of authorized directors or due to the death, resignation or removal of a director) may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.  Any director chosen to fill a vacancy shall hold office until the next election of directors and until his successor shall have been duly elected or qualified.”

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 9th day of May, 2012.

By:	/s/ Michael B. Cahill
	Name:	Michael B. Cahill
	Title:	Executive Vice President, General
Counsel & Corporate Secretary